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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

                              GENERAL INSTRUCTIONS

     A    Name of issuer or person filing ("Filer"): HSBC Holdings plc
                                                     ---------------------------

     B.   (1) This is [check one]

          |X|  an original filing for the Filer

          |_|  an amended filing for the Filer

          (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) |_|

     C. Identify the filing in conjunction with which this Form is being filed:

          Name of registrant Grupo Financiero Bital, S.A. de C.V. (not registered in the United States)
               -----------------------------------------------------------------

          Form type      Form CB
                    ------------------------------------------------------------

          File Number (if known)   005-78568
                                 -----------------------------------------------

          Filed by    HSBC Holdings plc
                   -------------------------------------------------------------

          Date Filed (if filed concurrently, so indicate) November 4, 2002 (concurrently with Form CB)
                                     -------------------------------------------

     D. The Filer is incorporated or organized under the laws of the United Kingdom and has its principal place of business at 8 Canada Square, London E14 5HQ, United Kingdom, Tel. (011) 44-20-7991-8888.

     E. The Filer designates and appoints HSBC Bank USA ("Agent"), located at HSBC Bank USA Office of the Secretary, 1 HSBC Center, 24th Floor, Buffalo, NY 14203, Tel. (716) 841-2473, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

          (a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on (November 4, 2002) or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

     F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     G.   Not applicable.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, Country of England, this 4th day of November, 2002.

Filer:    HSBC Holdings plc                       By:   /s/ Ralph G. Barber
                                                     --------------------------
                                                  Name:  Ralph G. Barber
                                                  Title: Group Company Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

                                  HSBC Bank USA
                                  As Agent for Service of Process
                                  for HSBC Holdings plc
                                  By:   /s/ Philip. S. Toohey
                                     ----------------------------
                                  Name:  Philip S. Toohey
                                  Title: Senior Executive Vice President,
                                         General Counsel and Secretary
                                  Date:  November 4, 2002